

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 4, 2008

<u>Via U.S. Mail and Fax (817) 665-5004</u>
Mr. Philip Cook
Chief Financial Officer
Quicksilver Resources Inc.
777 West Rosedale
Fort Worth, TX 76104

     Re: **Quicksilver Resources Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 27, 2008

              Form 10-Q for the Quarterly Period Ended September 30, 2008
              Filed November 5, 2008
              File No. 1-14837

Dear Mr. Cook:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the fiscal year ended December 31, 2007</u>

Note 3. Quicksilver Gas Services LP, page 61

1.   We note you completed the sale of units of your subsidiary, Quicksilver Gas
        Services ("KGS"), in an initial public offering in August and September of fiscal
        year 2007. Please address the following comments regarding your accounting for
        the gain on this transaction:

        •   Clarify how you calculated the gain on the sale of Quicksilver Gas Services
            LP units sold in the IPO. Clarify your carrying value in the units of KGS on
            the IPO date and how that compared to the proceeds received.
        •   Explain how you calculated the amount of gain to defer in connection with
            this sale.
        •   Clarify how you determined that a portion of the gain should be deferred until
            the subordination period ends on units held by you subsequent to the IPO.
            Explain all guidance that you relied upon when determining the appropriate
            manner to account for the gain, including SAB Topic 5H.

Note 5. Hedging and Derivatives, page 63

2.   We note the loss in the amount of $63.5 million recognized for the remainder of
        the Michigan Sales contract due to your decision to no longer deliver a portion of
        your natural gas production to supply the contractual volumes under the contract
        in December 2007. Tell us in more detail how you concluded that this contract
        met the normal sales exemption of paragraph 10.b of SFAS 133 at contract
        inception and what factors changed in December 2007.

3.   Further, we note from Note 6 that your CMS Contract was treated as a normal
        sales contract under SFAS No. 133 until May 2007. Tell us your consideration of
        other contracts you may have designated as normal sales contracts which may no
        longer qualify for the exception for accounting under SFAS No. 133 given the net
        settlement of the Michigan Sales and CMS contracts.

        Note 19. Stockholders' Equity

        KGS Restricted Phantom Units, page 80

4.   We note the KGS 2007 Equity Plan permits issuance of up to 750,000 units, and
        at the time of issuance the Board of Directors determines whether the phantom
        units will be settled in cash or settled in KGS units. Tell us how you have
        accounted for the 84,961 shares issued in 2007 that are payable in cash and how
        your accounting complies with paragraph 32 of SFAS No. 123(R). In addition,

clarify whether there are any provisions that could change the awards settled in KGS units to be settled in cash subsequent to the date of issuance.

Engineering Comments

Business, page 4

Natural Gas and Oil Reserves, page 10

5.   We note that natural gas liquids comprise a substantial portion of your proved reserves and that the "Representative natural gas and oil prices" do not include figures for NGLs. In future documents, please include the representative prices for these NGL reserves.

Notes to Consolidated Financial Statements, page 55

Supplemental Information (Unaudited), page 86

6.   We note your disclosure here, "[t]he tables set forth in this note do not include any information for the Company's proportionate share of BBEP's reserves, oil and gas operating results and other information" as well as your disclosure that "[t]he Company accounts for its investment in BBEP units using the equity method, utilizing a one quarter lag from BBEP's publicly-available information" in your September 30, 2008 Form 10-Q, page 13. SFAS 69, paragraph 9 states, "[t]he disclosures set forth in this Statement are not required in interim financial reports. However, interim financial reports shall include information about a major discovery or other favorable or adverse event that causes a significant change from the information presented in the most recent annual financial report concerning oil and gas reserve quantities." Please explain your basis for not disclosing your equity share of proved reserves attributable to your BBEP unit holdings in your Forms 10-Q and the actions you will take to comply with SFAS 69.

Supplemental Information (Unaudited), page 87

7.   SFAS 69, paragraph 11, requires "appropriate explanation of significant changes" to an enterprise's proved reserves. We could find no connection in your document between the line item for 2007 "Sales in place" of 504 BCFG and your (presumed) divestiture to BreitBurn Energy Partners L.P. Please direct us to the appropriate disclosure if we have overlooked it. Otherwise, please revise to comply with SFAS 69.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey at (202) 551-3704 if you have questions regarding the engineering comments and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief